                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                         COMMISSION FILE NUMBER 1-12082

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
                            C/O HANOVER DIRECT, INC.
                                 115 RIVER ROAD
                           EDGEWATER, NEW JERSEY 07020

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              HANOVER DIRECT, INC.
                                 115 RIVER ROAD
                           EDGEWATER, NEW JERSEY 07020

                          INDEPENDENT AUDITORS' REPORT


Plan Administrator
Hanover Direct, Inc. Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Hanover Direct, Inc. Savings and Retirement Plan (the "Plan") as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedule H, line 4(i) - schedule of assets (held at end of year) as of December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and its changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP


New York, New York
June 30, 2003

           HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
            Statements of Net Assets Available for Benefits
                December 31, 2002 and 2001

                                                            2002             2001
                                                            ----             ----
Assets:
  Investments (Note 3):
    Common and collective trust fund                    $ 5,301,271      $ 4,892,937
    Mutual funds                                         12,927,524       15,652,586
    Investment in Hanover Direct, Inc.
      Common Stock                                          189,156          305,850
   Plan participant loans receivable                        585,973          624,948
                                                        -----------      -----------
          Total investments                              19,003,924       21,476,321
    Cash                                                         --            2,176
                                                        -----------      -----------
          Net assets available for benefits              19,003,924       21,478,497
                                                        ===========      ===========

See accompanying notes to financial statements.

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 2002

                                                             PLAN
                                                             TOTAL
                                                             -----
Additions:
  Net depreciation in fair value of investments (Note 3)     $ (3,224,782)
  Dividend income                                                 439,265
  Interest from participant loans                                  35,720
                                                             ------------
      Net investment loss                                      (2,749,797)
  Contributions:
    Participants                                                1,958,107
    Hanover Direct, Inc. and subsidiaries                         471,066
                                                             ------------
      Total additions                                            (320,624)
                                                             ------------
Deductions:
  Benefits paid to participants                                 2,145,006
  Administrative expenses                                           8,943
                                                             ------------
      Total deductions                                          2,153,949
                                                             ------------
      Net decrease                                             (2,474,573)

Net assets available for benefits:
  Beginning of the year                                        21,478,497
                                                             ------------
  End of the year                                            $ 19,003,924
                                                             ============

See accompanying notes to financial statements.

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(1) DESCRIPTION OF PLAN

The Hanover Direct, Inc. Savings and Retirement Plan (the "Plan") commenced April 1, 1983. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Participation in the Plan is available to all Eligible Employees of Hanover Direct, Inc. and its subsidiaries (the "Company") that have attained the age of 21 and have credit for at least six months of service (1,000 hours). Eligible Employee does not include anyone subject to a collective bargaining agreement, independent contractor, or a leased employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Participants whose annual base salary is under $85,000 may make pre-tax contributions of up to 20% of their total annual compensation ("Employee Contribution"), up to a maximum of $11,000 in 2002. The Company matches one-third of these pretax contributions up to 6% of participant's total annual compensation ("Employer contribution"). The participants have the right to allocate contributions (Employee and Employer) among any combination of eight funds administered by T. Rowe Price Retirement Plan Services, Inc. ("TRP"), as well as a Hanover Direct, Inc. Stock Fund.

A participant whose total annual compensation is in excess of $85,000 is a highly compensated employee ("HCE"), as defined by the Internal Revenue Code
(IRC), and is limited to pre-tax contributions of 5% of their total annual compensation, up to a maximum compensation limit of $170,000. The Company matches one-third of these contributions up to 6% of a participant's maximum compensation limit.

A participant will fully vest in the account value of the Employer's Contribution upon the earlier of: the completion of three calendar years of vesting service, retirement or termination after reaching age 65, death while an employee, retirement due to permanent disability, or upon termination of the Plan by the Company. Employee contributions vest immediately. A participant may elect to withdraw from their voluntary contribution account an amount not to exceed the participant's vested account value. Forfeitures by reason of termination, withdrawal or lapse of participation are used to reduce the Employer's Contributions. Nonvested forfeitures were $32,533 and $7,621 at December 31, 2002 and 2001, respectively.

Participants are allowed to take out loans ranging from a minimum of $500 to a maximum of 50% of their individual vested account balance or $50,000, whichever is less. The loans can be for a period of up to five years and bear a fixed rate of interest of the prime rate plus one percent, determined at the time of the loan issuance. For a loan to purchase a primary residence, an

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


individual must borrow a minimum of $2,500, and may take up to 30 years to repay the loan. Each participant can have only one loan outstanding at any one time and the loan can be repaid before the end of the original term.

The Plan is administered by the Administrative Committee (the "Committee"), which is comprised of five persons who serve at the sole discretion of the Company's Board of Directors without compensation from the Plan. The Committee has general authority to control and manage the operation and administration of the Plan, including authority to appoint and remove trustees and to adopt rules interpreting or implementing the Plan.

Direct administrative costs of the Plan that were borne by the Company were $28,720 in 2002.

Each participant's account is credited with participants' and Company's contributions and Plan earnings. Participant accounts are stated at market value at the end of each business day.


(2) SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

INVESTMENT VALUATION AND INCOME RECOGNITION

Mutual Funds are stated at market value as determined by reference to published market data. Purchases and sales of securities are recorded on a trade date basis, and interest is recorded on the accrual basis. Realized gains and losses from security transactions are reported using the moving weighted average method. Dividend income is recorded on the ex-dividend date. The Stable Value Fund is stated at cost, which approximates market.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


BENEFIT PAYMENTS

Benefit payments are recorded when paid.

(3)  INVESTMENTS

The Plan's participants are given the option to invest in seven mutual funds and a common and collective trust fund, in addition to the Company's Stock Fund. These funds are as follows: the Stable Value Fund is a common trust fund which invests in investment contracts selected by T. Rowe Price ("TRP"), the trustee and recordkeeper for the Plan. The Spectrum Income Fund seeks a high level of current income combined with moderate share price fluctuation by investing primarily in domestic bond funds and two foreign bond funds. It may allocate up to 25% of its assets to a stock fund. The Spectrum Growth Fund seeks long-term capital appreciation and growth of income, with current income as a secondary objective. It invests primarily in domestic stock funds and also in a foreign stock fund. The New Horizons Fund provides long-term capital growth by investing primarily in common stocks of small, rapidly growing companies. The Mid-Cap Growth Fund provides long-term capital appreciation by investing in companies with superior earnings growth potential that are no longer considered new or emerging but may still be in the dynamic phase of their life cycles. The International Stock Fund seeks to provide capital appreciation through investments in well-established non-U.S. companies. The Equity Index 500 Fund seeks to match the total return of the Standard & Poor's(R) 500 Composite Stock Index ("S&P 500"). The Blue Chip Growth Fund seeks to provide long-term capital growth, with income as a secondary objective. It invests primarily in common stocks of large and medium-sized blue chip companies that have the potential for above-average growth in earnings and are well established in their respective industries.

The market value of the individual investments that represent 5% or more of the Plan's total net assets available for benefits as of December 31, 2002 and 2001 were as follows:

                                            2002            2001
                                            ----            ----
T. Rowe Price Spectrum Growth Fund       $3,850,287      $5,371,035
T. Rowe Price Stable Value Fund           5,301,271       4,892,937
T. Rowe Price New Horizons Fund           1,997,927       2,743,586
T. Rowe Price Spectrum Income Fund        2,430,729       2,194,363
T. Rowe Price Mid-Cap Growth Fund         1,500,962       1,637,165
T. Rowe Price Blue Chip Growth Fund       1,335,065       1,604,263
T. Rowe Price Equity Index 500 Fund       1,217,729       1,402,872

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(3,224,782) as follows:

Mutual Funds      $(3,077,607)
Common Stock         (147,175)
                  -----------
                  $(3,224,782)
                  ===========

(4) PLAN TERMINATION

The Plan may be terminated at any time at the Company's sole discretion subject to the provisions of ERISA. Upon termination, contributions by the Company and participants cease and all Company contributions, which had been credited to each participant's account, become fully vested. At this time, the Company has not expressed any intention to terminate the Plan.

(5) TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan, as of June 5, 2002, is qualified under Section 401(a) of the IRC and, accordingly, is exempt from federal income taxes. The Plan's administrator and the Plan's tax counsel believe that the Plan conforms to ERISA requirements and continues to qualify as tax exempt under the Internal Revenue Code.

The Company identified certain operational omnissions with respect to the Plan and is in the process of submitting an application to the IRS under the Voluntary Correction of Operational Failures Program (VCO). The Company will pay all costs, taxes and penalties associated with the VCO program. The Plan's management and management of the Company expect that the final outcome of the VCO program will not have a material effect on the Plan's financial statements.

(6) RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by TRP. TRP is the trustee and the recordkeeper for the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for TRP's services were $8,943 for the year ended December 31, 2002. At the participants' instruction, contributions may be invested in common stock of the Company, a party-in-interest. As of December 31, 2002 and 2001, the Hanover Direct, Inc. Stock Fund held 995,558 and 826,621 shares, respectively, at corresponding market values of $189,156 and $305,850.

                                                                      SCHEDULE I

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
        Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
                                December 31, 2002

                                                NUMBER OF        CURRENT
              DESCRIPTION                        SHARES           VALUE
              -----------                        ------           -----
* T. Rowe Price Stable Value Fund               5,301,271      $ 5,301,271
* T. Rowe Price Spectrum Income Fund              225,904        2,430,729
* T. Rowe Price Spectrum Growth Fund              345,938        3,850,287
* T. Rowe Price New Horizons Fund                 120,285        1,997,927
* T. Rowe Price Mid-Cap Growth Fund                48,356        1,500,962
* T. Rowe Price International Stock Fund           66,985          594,825
* T. Rowe Price Equity Index 500 Fund              51,446        1,217,729
* T. Rowe Price Blue Chip Growth Fund              60,823        1,335,065
* Hanover Direct, Inc. Common Stock Fund          995,558          189,156
  Participants' Loan Accounts (1)                                  585,973
                                                               -----------
                                                               $19,003,924
                                                               ===========

* Represents party-in-interest. Hanover Direct, Inc. Common Stock par value is $.6667 per share.

(1) Terms of these loans generally range from 1 to 5 years (up to 30 years if used to purchase a primary residence) and bear interest at prime plus one percent. There were 211 loans outstanding bearing an average interest rate of 9.5% at December 31, 2002.

See accompanying independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       HANOVER DIRECT, INC. SAVINGS AND
                                       RETIREMENT PLAN

                                       By: /s/ Edward M. Lambert
                                          -----------------------------------
                                          Name:  Edward M. Lambert
                                          Title: Member of the Administrative
                                                  Committee

June 30, 2003

                                INDEX TO EXHIBITS

Exhibit
Number
------
 1          Consent of KPMG, LLP

 99.1 Certification pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002